🏘️📊🇺🇸
Edit your business profile
NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
 Watch this investment opportunity Share

Family-friendy
American Stonecraft, Inc.

Stone Product Manufacturing

133 Congress St.
Lowell, MA 01852
Get directions
Open until 5:30 PM
View all opening hours
View Website
Connect with us
This is a preview of your investment opportunity. Continue your application
INVESTMENT OPPORTUNITY
American Stonecraft, Inc. is seeking investment to build out a new location to manufacture fine stone products from, as well as ramp up inventory and marketing capabilities.
Generating RevenueRenovating Location
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
Profile
Pitch
Data
Discussion
Perks
Buy Gift Cards
Online Ordering
Order Online
The Team
Gerald Croteau
Founder/CEO

Gerald Croteau, the founder and artist of American Stonecraft, has worked in far-away lands, but New England's stonewall landscape has always held his heart. They stand as testament to a family farm's struggle in the tougher times only a few generations earlier, when farms were powered by ox and plow. Stonewalls are the inspiration in producing beautiful, food safe, stone slabs. His goal is to share the story of New England farmers by creating sweet irony of the rocky farmland that 'grows' rocks year after year.

As a younger man eager to learn the ways of the world, Gerald earned an economics degree from George Washington University. He followed this with four years practicing economics in Washington DC and real estate in Abu Dhabi and Dubai. Gerald transitioned from a pinstriped suit to a sometimes mud-covered suit when he founded the American Stonecraft studio in 2012. His stone workshop and studio is in historic Lowell, Massachusetts, whose seal reminds us that "Art is the Handmaid of Human Good."

For Gerald, realizing that historic stone structures were being displaced for simply rock value inspired his light bulb moment: sourcing raw materials in a sustainable way in partnership with working farms, and then turning those into products that farmers could sell themselves. Main street, side street, and wayyy out of the way farms throughout New England, now nearly 100, are working with him. Hopefully, you have already seen our work at your favorite farm near you. By specializing in the remarkable technology of cutting and finishing these rocks safely, and giving farmers back finished product for resale, we created a model of adding tons of value to ordinary rocks, even as we make them light enough for your grandmother to hold.

Each slab starts as a hand-gathered stone from a New England farmer's field that is then sliced, polished, and sealed in Lowell, to craft the finest farm-to-table serving platter. They're permanently stain resistant and colorful due to our meticulous grinding with water. The polished interior displays the complexities that hint at the exciting ancient journey of each individual stone. The hand-finished surface becomes an epic record of that fieldstone's creation, your favorite place, and a testament to its ride on a glacier nearly only 8,000 years ago. Gerald hand selects the rocks, brings them back to our Lowell workshop, and gives them new opportunity for our farm partners.

Business Overview

American Stonecraft makes Food Slabs, Cooking Stones, Bowlders, Coasters, and Trivets from the rocky farmland of New England. Our boulders are sustainably sourced from working farms because they rise to the surface year after year.

Hidden in the soil of ordinary farmers' fields lie magical metamorphic rocks, granite, and marble, melted by heat and pressure. Read more

FOUNDED

2012

FLOOR SPACE (SQ. FT)

8,000

EMPLOYEES

4

AVERAGE MONTHLY REVENUE

27,500

This is a preview. It will become public when you start accepting investment.

I'm Gerald Croteau, the founder of American Stonecraft, a Benefit Corporation in Lowell and Boston Massachusetts. You may have seen me on Chronicle, the Boston Globe, or Design New England, sharing the history of New England's stone walls.

Farmers piled these rocks because they 'grow' each year. In just New York and New England, there are more miles of rocks, than miles from the earth to the moon!

I partner with almost 100 working farms to use fresh, sustainable rocks from working fields to make Food Slabs, Bowlders, and Coasters that label which farm they are gathered at.

However, we also make our beautiful products from a stone you select. Imagine preserving a stone from your garden, a property you own, a walk on the beach, while you are hiking, and turning it in to a functional family heirloom. It will even be permanently labelled as you choose.

Not only is New England rocky, but we have some of the most amazing geology in the world, hiding right at our feet.

Each slab starts as a hand-gathered stone from a New England farmer's field that is then sliced, polished, and sealed in Lowell, to craft the finest farm-to-table serving platter. They're permanently stain resistant and colorful due to our meticulous grinding with water. The polished interior displays the complexities that hint at the exciting ancient journey of each individual stone. The hand-finished surface becomes an epic record of that fieldstone's creation, your favorite place, and a testament to its ride on a glacier nearly only 8,000 years ago. I hand select the rocks, bring them back to our Lowell workshop, and give them new opportunity for our farm partners.

In our current location, we manufacture...

In our new location, we plan to....

Our revenue comes from...

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on November 4, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Purchase Equipment $94,000
Mainvest Compensation $6,000
Total $100,000
Summary of Terms
Legal Business Name AMERICAN STONECRAFT, INC.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 4%-10%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$699,000	$726,960	$756,038	$786,280	$817,731
Cost of Goods Sold	$75,000	$78,000	$81,120	$84,365	$87,739
Gross Profit	$624,000	$648,960	$674,918	$701,915	$729,992

EXPENSES

Rent	$40,000	$40,000	$40,000	$40,000	$40,000
Utilities	$12,000	$12,480	$12,979	$13,498	$14,037
Salaries	$195,000	$202,800	$210,911	$219,347	$228,120
Insurance	$21,000	$21,525	$22,063	$22,614	$23,179
Equipment Lease	$16,000	$16,000	$16,000	$16,000	$16,000
Repairs & Maintenance	$12,000	$12,480	$12,979	$13,498	$14,037
Legal & Professional Fees	$5,000	$5,125	$5,253	$5,384	$5,518
Manager Salary	$100,000	$102,500	$105,062	$107,688	$110,380
Office and Admin	$8,000	$8,320	$8,652	$8,998	$9,357
Miscellaneous	$5,000	$5,125	$5,253	$5,384	$5,518
Advertising	$70,000	$72,800	$75,711	$78,739	$81,888
Operating Profit	$140,000	$149,805	$160,055	$170,765	$181,958

This information is provided by American Stonecraft, Inc.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
The Investment Case for your Funding

American Stonecraft has a long track record and has experimented with multiple business models such as E-Commerce, Wholesale (to farms and retail stores), Corporate Gifting, Pop-Ups and operating our own Retail Store in Boston.

However we haven't experimented to the same degree with more sophisticated tooling. As a result, we see an exciting opportunity to grow our payroll slightly, but grow our production dramatically. There are advanced tools that will help us nearly double the yearly value of our products with the same building, people, and partners. Our forecasts are extremely well thought out and realistic. Based on the numbers, raising funds and investing in machinery is the right way to ensure the business is keeping prices affordable for our customers and best allows us to eliminate future production bottlenecks.

American Stonecraft has an approximately $85,000 cash balance, $128,000 in long debt (30 year working capital SBA loan at 3.75% APR, payments starting August 2021 will be $7100 per year), Inventory worth approximately $50,000, existing machinery insured for $110,000 replacement value, and two vehicles with positive book value. Plus, more important than generating millions in sales since founding, is that we know who we are, who our customers are, and how we serve those customers.

In June 2020 we partnered with an owner/operator to take over our Boston Public Market storefront and grow sales in Boston and PopUp Events when the pandemic eventually subsides. The business will continue to look the same from a customer's perspective but the new owner will be responsible for management and payroll of those employees in retail and popups. That business will purchase from American Stonecraft like other wholesale customers and farms. We expect this arrangement to improve overall profitability as the new owner gives the store more dedicated attention and Gerald focuses exclusively on production.

We already operate from a large, affordable, leased workshop in Lowell, MA. The owner of the workshop we lease expressed interest in helping us improve the property with a roll up access door for the new equipment. We view this favorably that we have a positive relationship with our landlord and a positive facility to continue to operate.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the American Stonecraft, Inc.'s fundraising. However, American Stonecraft, Inc. may require additional funds from alternate sources at a later date.

Risk Factors

Real Estate Risk

American Stonecraft is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent American Stonecraft is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of American Stonecraft to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

American Stonecraft operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

American Stonecraft is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. American Stonecraft competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from American Stonecraft's core business or the inability to compete successfully against the with other competitors could negatively affect American Stonecraft's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in American Stonecraft's management or vote on and/or influence any managerial decisions regarding American Stonecraft. Furthermore, if the founders or other key personnel of American Stonecraft were to leave American Stonecraft or become unable to work, American Stonecraft (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which American Stonecraft and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, American Stonecraft is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

American Stonecraft might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If American Stonecraft is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt American Stonecraft

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect American Stonecraft's financial performance or ability to continue to operate. In the event American Stonecraft ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither American Stonecraft nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

American Stonecraft will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and American Stonecraft is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although American Stonecraft will carry some insurance, American Stonecraft may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, American Stonecraft could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect American Stonecraft's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of American Stonecraft's management will coincide: you both want American Stonecraft to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want American Stonecraft to act conservative to make sure they are best equipped to repay the Note obligations, while American Stonecraft might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If American Stonecraft needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with American Stonecraft or management), which is responsible for monitoring American Stonecraft's compliance with the law. American Stonecraft will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if American Stonecraft is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if American Stonecraft fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of American Stonecraft, and the revenue of American Stonecraft can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of American Stonecraft to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by American Stonecraft, Inc.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
This is a preview. It will become public when you start accepting investment.
Investor Perks

American Stonecraft, Inc. is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Free custom bowlder

Custom bowl using the stone of your choice. Learn more at: AmericanStonecraft.com/CutomSourcing

5 of 5
REMAINING
$2,000
INVESTMENT TO QUALIFY
Invest $2,000
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.